1 Fountain Square
Chattanooga, TN 37402
www.unum.com

April 16, 2015
Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Unum Group (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 25, 2015
File No. 1-11294
Dear Mr. Rosenberg:
Reference is made to your letter dated April 15, 2015, and my telephone conversation with Mark Brunhofer on that same date. We are submitting this letter to confirm that we are in receipt of your letter and, pursuant to my conversation with Mr. Brunhofer on April 15, 2015, that the Company intends to respond to your request on or before May 13, 2015.
Please feel free to call me at 423.294.1373 if you have any questions.
Very truly yours,
/s/ Vicki W. Corbett
Vicki W. Corbett
Senior Vice President, Controller

cc:	Richard P. McKenney
John F. McGarry
Lisa G. Iglesias